FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

September 28, 2005

Entourage Mining Ltd.
(Registrant’s name)

Suite 614 - 475 Howe Street
Vancouver BC
V6C 2B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	______	No	X

Documents Included as Part of this Report

No.	Document

1.	SANDSTONE BOULDER SAMPLING SUCCESSFULLY DEFINES THREE URANIUM TARGETS IN THE HATCHET / WOLLASTON LAKE AREA OF NORTHERN SASKATCHEWAN

Entourage Mining Ltd.
A Metal Exploration Company
Suite 614 - 475 Howe Street Vancouver BC V6C 2B3
OTCBB: ETGMF

SANDSTONE BOULDER SAMPLING SUCCESSFULLY DEFINES THREE
URANIUM TARGETS IN THE HATCHET / WOLLASTON LAKE AREA OF
NORTHERN SASKATCHEWAN

September 27, 2005 Vancouver, British Columbia

Entourage Mining Ltd. (the “Company”) (OTCBB: ETGMF) has been informed that United Carina Resources Corp., has received favorable results from the 2005 boulder sampling program on its uranium property situated along the eastern edge of the Athabasca Basin, in the Wollaston Lake area of northern Saskatchewan. The property is located approximately 30 km north of major uranium production centers near the Rabbit Lake and McClean Lake mills and their associated high-grade unconformity uranium deposits.

The recent exploration program consisted of sampling Athabasca sandstone boulders for geochemical analysis. Sandstone boulder geochemistry is used to map regional variations in clay minerals and trace element levels to detect hydrothermal alteration associated with unconformity-type uranium mineralization. Important alteration signatures in this part of the Athabasca Basin are elevated proportions of illite and chlorite clays and above background geochemistry for boron, lead, arsenic, molybdenum and uranium.

Previous work identified five areas requiring detailed exploration. This summer’s exploration program highlighted three areas (Areas A, G and a new area - Le Drew) having anomalous sandstone boulder geochemistry defining targets areas for follow-up exploration.

Area A

Encouraging results were obtained south of Hatchet Lake in an area west of Turkey Lake. Sandstone boulders were found exhibiting alteration features and geochemistry common to all the unconformity-related deposits in the eastern Athabasca Basin.

Sandstone boulders found at one sample site have outstanding visual alteration features including gray pyritic sandstone, silicified sandstone and a boulder with secondary “hydrothermal” hematite. Boulders in the area have anomalous geochemistry, with boron values up to 26 ppm (median 6 ppm), uranium values up to 0.67 ppm (median 0.21 ppm), lead values up to 0.96 ppm (median 0.53 ppm) and arsenic values up to 0.5 ppm (median 0.2 ppm). The sandstone is moderately illitic.

Immediately up ice from the site and within the overall geochemical anomaly are two untested geophysical conductors. These conductors occur 10 km along strike of Areva’s Moonlight Zone which has intersections up to 1.76% U/1.5m.

Sandstone thickness in the area of the conductors is estimated to be 50 metres.

Area G

Boulder sampling identified target Area G along the eastern edge of the Athabasca sandstone, south of Tromberg Bay. Geo-chemical values are up to 0.31 ppm uranium (median 0.21 ppm), up to 31 ppm boron (median 6 ppm) and the sandstone is strongly illitic. These values are associated with an untested geophysical conductor.

Telephone: 604-669-4367	Cell: 250-216-2299 Email: info@entouragemining.com	Facsimile: 604-669-4368

Entourage Mining Ltd.
A Metal Exploration Company
Suite 614 - 475 Howe Street Vancouver BC V6C 2B3
OTCBB: ETGMF

Le Drew

Boulder sampling highlighted the Le Drew Lake area, near the edge of the Athabasca sandstone. Previous work identified outstanding radon-in water (uranium pathfinder) anomalies. These were interpreted to coincide with the junction of two major fault systems. The boulder sampling confirms the presence of anomalous uranium values up to 0.89 ppm (median 0.21 ppm) and anomalous lead up to 1.17 ppm (median 0.53 ppm). A weak untested geophysical conductor is closely associated with the anomalous boulders.

The boulder sampling program found several other areas weakly anomalous in trace elements and these require more work. One of these is the South Bear property, with uranium values up to 0.56 ppm (median 0.21 ppm), lead up to 2.83 ppm (median 0.53 ppm) and one sample with 0.4 molybdenum (median 0.05 ppm).

United Carina plans to establish ground grids and complete geophysical surveys over the three target areas as soon as logistically possible. Following data interpretation, the resulting targets will be drill tested.

The Hatchet Lake property is currently 100% owned by United Carina and consists of four claim blocks totaling 41,864 acres. Entourage Mining Ltd. is earning a 20% interest in the property and CMKM Diamonds Inc. (Pink Sheets: CMKX) is earning a 40% interest in the property. When the earn-ins have been completed, the property ownership will be: United Carina Resources Corp. 40%, CMKM Diamonds Inc. 40% and Entourage Mining Ltd. 20%.

The Qualified Person responsible for the technical information in this news release is Mr. Daniel Studer, P.Geo. All samples were analyzed at the Saskatchewan Research Council (SRC) geo-analytical laboratories.

Entourage Mining Ltd.

“Gregory F Kennedy”

President

For more information, call Craig Doctor at 604-278-4656

Telephone: 604-669-4367	Cell: 250-216-2299 Email: info@entouragemining.com	Facsimile: 604-669-4368

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Entourage Mining Ltd.

Date: September 28, 2005	By:	/s/ Gregory F Kennedy

Title President